Press Release	Source: Next, Inc.

Next Inc. Amends Line of Credit Facility with National City Bank of Indiana   June 6, 2005

Increases Company’s Borrowing Capacity and extends Term

CHATTANOOGA, TENN.--(BUSINESS WIRE) – June 6, 2005--Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced it amended its credit facility with National City Bank of Indiana, a subsidiary of National City Corporation (NYSE: NCC) to increase its line from $8 million to $9 million and extended the term to April 1, 2007.

The amendment to the line of credit allows the Company to reduce the limitation on advances based on eligible inventory, and increases concentration limits on certain customer receivables.  The intent of this increase in working capital is to allow the Company the flexibility to execute its business plan for higher sales in the second half of the fiscal year.

Mr. Charles L. Thompson, the Company's CFO stated, "The new credit facility with National City Bank of Indiana will enable Next to continue its strong growth, and provide the Company with a stable financing environment." Mr. Thompson further stated, "The National City team was instrumental in helping the Company structure its enhanced credit facility resulting in an increase in borrowing capacity. We look forward to a very long and beneficial relationship with National City Bank of Indiana.”

 Mr. Bill Hensley, the Company’s CEO stated, “Next’s production facility is located in Wabash, Indiana and National City Bank of Indiana offers strong support of businesses located in the state. National City Bank of Indiana management personnel have an excellent working relationship with senior management. This relationship is another positive step in our continuing commitment to building long term shareholder value for our investors and employees.”

Mr. Douglas Allen, SVP, for National City Bank of Indiana’s Corporate Banking Division stated “We are proud to have the Company as a customer.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com

About National City
National City Corporation (NYSE: NCC), headquartered in Cleveland, Ohio, is one of the nation's largest financial holding companies. The company operates through an extensive banking network primarily in Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania, and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. For more information about National City, visit the company’s Web site at NationalCity.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com